Exhibit 99.3

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED

MARCH 31, 2016

TABLE OF CONTENTS

2016 FIRST QUARTER PERFORMANCE HIGHLIGHTS	2

ABOUT DENISON	3

RESULTS OF CONTINUING OPERATIONS	4

Wheeler River Project	6

Exploration Pipeline Properties	10

DISCONTINUED OPERATIONS	12

Sale of African-Based Uranium Interests	12

Sale of Mongolian Mining Division	13

OUTLOOK FOR 2016	17

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	20

This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the comparative prior year period. This MD&A is dated as of May 4, 2016, and should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes for the three months ended March 31, 2015. The unaudited interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Readers are also encouraged to consult the audited consolidated financial statements and MD&A for the year ended December 31, 2015. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F, are available through the Company’s filings with the securities regulatory authorities in Canada at www.sedar.com (“SEDAR”) and the United States at www.sec.gov/edgar.shtml (“EDGAR”).

MANAGEMENT’S DISCUSSION & ANALYSIS

2016 FIRST QUARTER PERFORMANCE HIGHLIGHTS

•	Positive results from the Preliminary Economic Assessment on the Wheeler River Property

The Preliminary Economic Assessment (“PEA”) on Denison’s 60% owned Wheeler River project resulted in a base case pre-tax Internal Rate of Return (“IRR”) of 20.4%, an indicative post-tax IRR to Denison of 17.8%, and a pre-tax Net Present Value (“NPV”) of CAD$513 million (Denison’s share – CAD$308 million), based on the current long term contract price for uranium of $44 per pound U3O8. Illustrating the project’s exposure to rising uranium prices, the PEA also included a production scenario based on a uranium price of $62.60 per pound U3O8, resulting in a pre-tax IRR of 34.1% and a pre-tax NPV of CAD$1,420 million (Denison’s share – CAD$852 million).

The PEA was announced by the Company on April 4, 2016, and considers the potential economic merit of co-developing the high-grade Gryphon and Phoenix deposits as a single underground mining operation. In addition to assumptions surrounding the selling price of uranium and operating costs, the PEA assumes processing will occur at Denison’s 22.5% owned McClean Lake mill, which is located in the infrastructure rich eastern portion of the Athabasca Basin. By utilizing existing infrastructure and minimizing project risk, the initial project capital expenditures (“CAPEX”) are estimated to be CAD$560 million (Denison’s share – CAD$336 million).

•	Executed Agreement to combine African-based uranium interests with GoviEx Uranium Inc.

On March 30, 2016, Denison announced the execution of a Definitive Share Purchase Agreement (“Share Purchase Agreement”) with GoviEx Uranium Inc. (“GoviEx”), pursuant to which GoviEx will acquire Denison’s African-based uranium interests in exchange for approximately 56.1 million common shares of GoviEx and approximately 22.4 million share purchase warrants. Upon completion of the transaction, which is expected to close in mid-May 2016, Denison will hold 25% of GoviEx’s outstanding shares and 28% of GoviEx’s shares on a fully diluted basis. GoviEx’s principal asset is the 100% owned advanced development stage Madaouela project in Niger. GoviEx is a publicly traded company and is listed on the Canadian Securities Exchange under the symbol “GXU”.

•	Experienced continued exploration success at the Wheeler River property

Denison completed a total of 21,761 metres in 32 drill holes during the 2016 winter program. Exploration drilling was focused in the vicinity of the Gryphon deposit, to test various basement targets, and to the southwest of the Gryphon deposit, to test the sub-Athabasca unconformity along the K-North trend.

Expansion of Mineralized Zone North of the Gryphon Deposit

The winter exploration program was highlighted by the discovery of high-grade basement hosted mineralization in the area immediately north and northwest of the Gryphon deposit. Despite limited time for follow up this winter, Denison successfully identified additional mineralization and added several new lenses of mineralization to the Company’s geological model for the area north of Gryphon, suggesting potential for meaningful resource growth at the Gryphon deposit. The initial high-grade intersection in this area was reported in drill hole WR-633D1, which intersected 1.7% eU3O8 over 7.6 metres (including 6.3% eU3O8 over 1.7 metres). Follow-up drilling along section to the northwest intersected high-grade mineralization in drill hole WR-641, with 3.9% eU3O8 reported over 9.2 metres (including 6.7% eU3O8 over 5.3 metres). Drilling approximately 50 metres along strike to the southwest returned additional high-grade uranium intercepts in drill holes WR-651 and WR-646, with 7.1% eU3O8 over 2.0 metres (including 9.3% eU3O8 over 1.5 metres), and 4.2% eU3O8 over 2.8 metres (including 8.2% eU3O8 over 1.4 metres), respectively.

Exploration Southwest of Gryphon along the K-North Trend

The 2016 winter program also included exploration designed to discover new uranium mineralization to the southwest of the Gryphon deposit along the K-North trend. Step-out drill testing in this area was successful in extending the mineralized K-North trend an additional 1.4 kilometres southwest of Gryphon. Mineralization was encountered at or near the sub-Athabasca unconformity and continues to suggest that there is potential for an additional discovery to occur at the unconformity or within the basement rock along the trend.

•	Generated encouraging exploration results at other high priority exploration pipeline properties

During the 2016 winter programs, 9,330 metres of diamond drilling was completed in 23 holes on Denison operated properties. An additional 8,107 metres in 31 drill holes were completed on two properties not operated by Denison. Highlights from the 2016 winter drilling programs include:

Murphy Lake – At Denison’s 68.85% owned Murphy Lake property, a drill program consisting of 10 holes totaling 3,695 metres was completed, intersecting additional weak unconformity mineralization at depths ranging from 260 to 280 metres below surface. Further targets along strike were identified within the current DC-IP resistivity survey and ground gravity survey that were also completed as part of the winter program.

Crawford and Moon Lake South – Drill results from the Company’s 100% owned Crawford Lake property and the adjacent Moon Lake South property returned extensive basement alteration and structure, as well as the first discovery of uranium mineralization along the CR-3 conductive trend. The program was highlighted by the discovery of uranium mineralization at the unconformity on Moon Lake South (0.102% U3O8 over 0.5 metres), which warrants further follow up drilling to evaluate this trend for unconformity and basement hosted uranium mineralization. Moon Lake South is 100% owned by CanAlaska Uranium Ltd. (“CanAlaska”) and is subject to an earn-in option agreement, whereby Denison can earn up to a 75% interest.

MANAGEMENT’S DISCUSSION & ANALYSIS

•	Earned $1.2 million in toll milling revenue from McClean Lake

The McClean Lake mill, in which Denison holds a 22.5% interest, packaged approximately 4.5 million pounds U3O8 during the first quarter for the Cigar Lake Joint Venture (“CLJV”), generating toll milling revenues for Denison of $1.2 million. The CLJV plans to package 16 million pounds during 2016.

•	Entered into a three year Management Services Agreement with Uranium Participation Corporation

On March 4, 2016, Denison announced that it entered into a new three year agreement to provide management services to Uranium Participation Corporation. The new agreement takes effect on April 1, 2016, upon the conclusion of the three year term of the prior management services agreement.

•	CAD$10 Million offering of flow-through common shares to finance 2017 Canadian exploration

The Company announced a “bought deal” private placement on May 3, 2016. The Company has granted the underwriters an option to offer for sale up to an additional 20% of flow-through shares, at the same price.

ABOUT DENISON

Denison was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE MKT exchange under the symbol “DNN”.

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. Including its 60% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison’s exploration portfolio consists of numerous projects covering over 354,000 hectares in the eastern Athabasca Basin. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture (“MLJV”), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 61.55% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the Mutanga uranium project in Zambia, 100% of the uranium-silver-copper Falea project in Mali and a 90% interest in the Dome uranium project in Namibia. Denison has recently entered into an agreement to sell its African interests to GoviEx, with an expected closing date in May, 2016.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division, which manages Denison’s Elliot Lake reclamation projects and provides post-closure mine and maintenance and consulting services to a variety of industry and government clients.

Denison is also the manager of Uranium Participation Corporation (“UPC”), a publicly traded company listed on the TSX under the symbol “U”, which invests in uranium oxide in concentrates (“U3O8”) and uranium hexafluoride (“UF6”).

SELECTED QUARTERLY FINANCIAL INFORMATION

(in thousands)	As at March 31, 2016	As at December 31, 2015
Financial Position of Continuing Operations:
Cash and cash equivalents	$5,994	$5,367
Short term investments	7,785	7,282
Long term investments	386	496

Cash, cash equivalents and investments	$14,165	$13,145

Working capital	$10,179	$12,772
Property, plant and equipment	$196,250	$188.250
Total assets	$224,147	$212,758
Total long-term liabilities	$39,913	$38,125

MANAGEMENT’S DISCUSSION & ANALYSIS

	2016	2015	2015	2015
(in thousands, except for per share amounts)	Q1	Q4	Q3	Q2
Continuing Operations:
Total revenues	$3,330	$3,887	$3,526	$2,929
Net loss	$(4,445)	$(5,274)	$(3,608)	$(3,982)
Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Discontinued Operations:
Net loss	$(5,162)	$(10,926)	$(17,824)	$(152)
Basic and diluted loss per share	$(0.01)	$(0.02)	$(0.03)	$—

	2015	2014	2014	2014
(in thousands, except for per share amounts)	Q1	Q4	Q3	Q2
Continuing Operations:
Total revenues	$2,328	$2,736	$2,351	$2,358
Net loss	$(3,853)	$(4,226)	$(3,296)	$(4,327)
Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Discontinued Operations:
Net income (loss)	$(5,941)	$(426)	$476	$(7,237)
Basic and diluted income (loss) per share	$(0.01)	$—	$—	$(0.01)

RESULTS OF CONTINUING OPERATIONS

REVENUES

McClean Lake Uranium Mill

McClean Lake is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. Denison holds a 22.5% ownership interest in the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, which is currently processing ore from the Cigar Lake mine under a toll milling agreement. The MLJV is a joint venture between AREVA Resources Canada Inc. (“ARC”) with a 70% interest, Denison with a 22.5% interest and OURD (Canada) Co. Ltd. with a 7.5% interest.

The McClean Lake mill is operated by ARC and is currently licensed for annual production of 13 million pounds U3O8. The expansion of the McClean Lake mill, from 13 million to 24 million pounds annual U3O8 production capacity, is in progress and remains fully funded by the CLJV.

During the first quarter of 2016, the McClean Lake mill packaged approximately 4.5 million pounds U3O8 for the CLJV and the Company’s share of toll milling revenue during the period totaled $1,204,000. In the first quarter of 2015, the mill packaged approximately 693,000 pounds U3O8 for the CLJV and the Company’s share of toll milling revenue during the period totaled $204,000.

Denison Environmental Services

Revenue from DES during the three months ended March 31, 2016 was $1,753,000, compared to $1,640,000 during the same period in 2015. In the first quarter of 2016, DES experienced an increase in Canadian dollar revenues due to an increase in work activities at client care and maintenance sites, which was partly offset by the unfavourable fluctuation in foreign exchange rates applicable on the translation of revenues earned in Canadian dollars.

Management Services Agreement with UPC

Revenue from the Company’s management contract with UPC was $373,000 during the three months ended March 31, 2016, compared to $484,000 during the same period in 2015. The decrease in revenues was mainly due to the unfavourable fluctuation in foreign exchange rates, applicable on the translation of revenues earned in Canadian dollars, and the decrease in management fees calculated based on UPC’s monthly net asset value.

MANAGEMENT’S DISCUSSION & ANALYSIS

OPERATING EXPENSES

Canada

Operating expenses in the Canadian mining segment include depreciation, mining and other development costs, and standby costs. Operating expenses during the first quarter of 2016 were $755,000, compared to $199,000 during the same period in 2015.

During the first quarter of 2016, operating expenses included $609,000 of depreciation of the McClean Lake mill associated with processing 4.5 million pounds U3O8 from the CLJV, compared to depreciation of $103,000 during the same period in 2015, when the mill processed approximately 693,000 pounds U3O8 from the CLJV.

Environmental Services

Operating expenses during the three months ended March 31, 2016 totaled $1,508,000, compared to $1,576,000 during the same period in 2015. The expenses relate primarily to care and maintenance and consulting services provided to clients and include labour and other costs. During the first quarter of 2016, DES experienced an increase in Canadian dollar operating expenses due to an increase in project activity at certain care and maintenance sites, which was offset by the favourable fluctuation in foreign exchange rates applicable on the translation of expenses incurred in Canadian dollars.

MINERAL PROPERTY EXPLORATION & EVALUATION

Canada – Athabasca Basin, Saskatchewan

The Company’s focus is on the eastern Athabasca Basin, in Saskatchewan, Canada, with numerous projects covering over 354,000 hectares. Denison’s share of exploration and evaluation expenditures were $4,603,000 during the first quarter of 2016, compared to $5,522,000 during the same period in 2015. During the first quarter in 2016, the Company experienced a decrease in exploration and evaluation expenditures due to a reduction in winter exploration activities, as compared to the prior year and a favourable fluctuation in foreign exchange rates applicable on the translation of expenses incurred in Canadian dollars.

Exploration spending in Canada is seasonal with spending higher during the winter exploration season (January to mid-April) and summer exploration season (June to mid-October) in the Athabasca Basin. The following table summarizes the 2016 winter exploration activities.

CANADIAN EXPLORATION & EVALUATION ACTIVITIES – 2016 Winter Program (1)
Property	Denison’s ownership	Drilling in metres (m)	Other activities
Wheeler River	60%	21,761 (32 holes)	Completion of PEA; Geophysical surveys
Bachman Lake	100%	—	Geophysical surveys
Bell Lake	100%	2,382 (4 holes)	Geophysical surveys
Crawford Lake	100%	1,104 (2 holes)	Geophysical surveys
Hatchet Lake	64.36%(2)	—	Geophysical surveys
Mann Lake	30%	2,768 (4 holes)	—
Marten	50%	1,021 (4 holes)	—
Murphy Lake	68.85%(2)	3,695 (10 holes)	Geophysical surveys
Moon Lake South	Nil(3)	516 (1 hole)	—
Moore Lake	100%	—	Geophysical surveys
Torwalt Lake	100%	612 (2 holes)	—
Waterbury Lake	61.55%(2)	—	Geophysical surveys

Wolly	22.5%	5,339 (27 holes)	Geophysical surveys

Total		39,198 (86 holes)

(1)

The winter program commenced in January 2016 and was completed in April 2016. As a result, a portion of the drilling and geophysical activities noted above are not reflected in the Company’s mineral property exploration expense for the three months ended March 31, 2016.

(2)	The Company’s ownership in these projects is as at December 31, 2015. Certain partners in these projects may not fund the 2016 programs and as a result, Denison’s interest may increase.
(3)

The Company’s ownership in this project is as at March 31, 2016. Denison has an initial earn-in option to acquire a 51% interest by spending a total of CAD$200,000 in exploration expenditures by December 31, 2017. Currently, the property is 100% owned by CanAlaska.

MANAGEMENT’S DISCUSSION & ANALYSIS

The Company’s land position in the Athabasca Basin, as of March 31, 2016, is illustrated below. Denison’s high-priority exploration properties are outlined in bold.

Wheeler River Project

The Wheeler River property is host to the high-grade Phoenix and Gryphon uranium deposits, discovered by Denison in 2008 and 2014 respectively. The Phoenix deposit is estimated to include 70.2 million pounds U3O8 (above a cut-off grade of 0.8% U3O8) based on 166,000 tonnes of mineralization at an average grade of 19.1% U3O8, and is the highest grade undeveloped deposit in the world. The Gryphon deposit is hosted in basement rock, approximately 3 kilometres to the northwest of Phoenix, and is estimated to contain inferred resources of 43.0 million pounds U3O8 (above a cut-off grade of 0.2% U3O8) based on 834,000 tonnes of mineralization at an average grade of 2.3% U3O8.

The Wheeler River property lies between the McArthur River Mine and the Key Lake mill complex in the eastern part of the Athabasca Basin in northern Saskatchewan. The eastern Athabasca Basin is a well-established uranium mining district with infrastructure including the provincial power grid, all-weather provincial highways and haul roads, air transportation and multiple uranium processing facilities, including the 22.5% Denison owned McClean Lake mill. The ore haul road and provincial power line between the McArthur River Mine and the Key Lake mill complex runs along the eastern side of the Wheeler River property. Denison is the operator of the Wheeler River project and holds a 60% interest, while Cameco Corp. (“Cameco”) holds a 30% interest and JCU (Canada) Exploration Company, Limited (“JCU”) holds a 10% interest.

Further details regarding the Gryphon deposit and the current mineral resources estimated at Wheeler River are provided in the “Technical Report on a Mineral Resource Estimate For The Wheeler River Property, Eastern Athabasca Basin, Northern Saskatchewan, Canada.”, dated November 25, 2015, by William E. Roscoe Ph.D, P.Eng. and Mark B. Mathisen C.P.G of Roscoe Postle Associates Inc., a copy of which is available on SEDAR and EDGAR.

MANAGEMENT’S DISCUSSION & ANALYSIS

Evaluation Program

During the first quarter of 2016, Denison’s share of evaluation costs at Wheeler River amounted to $91,000, compared to $43,000 during the same period in 2015, and were mainly related to the internal evaluation, field investigations and engineering studies completed for the PEA.

The PEA considers the potential economic merit of co-developing the high-grade Gryphon and Phoenix deposits as a single underground mining operation, and assumes processing at Denison’s 22.5% owned McClean Lake mill, located in the infrastructure rich eastern portion of the Athabasca Basin. The strategic development plan is designed to minimize risk, generate higher up-front margins, and reduce initial capital funding requirements – by development of the conventionally mined basement hosted Gryphon deposit first, followed by the unconformity hosted Phoenix deposit. The plan also results in reduced project risk by utilizing existing infrastructure in the eastern Athabasca Basin, which includes excess milling capacity at the McClean Lake mill, as well as the provincial highways and power grid already in place.

The Wheeler River project has the potential to generate robust economics based on today’s uranium price and with its current resource base. The PEA provides the Company with a solid foundation to work from and allows the project to advance immediately towards a Pre-Feasibility Study. The results of the PEA are summarized below.

Summary of PEA Assumptions & Financial Highlights
Assumption / Financial Results	Base Case		Production Case
Uranium Price per pound U3O8	$44.00		$62.60
Exchange Rate (CAD to USD)		1.35
Net Saskatchewan Royalties(1)		7.25%
Discount Rate		8.00%
Initial Capital Costs	CAD$560M (Denison’s share CAD$336M)
Sustaining Capital Costs	CAD$543M (Denison’s share CAD$326M)
Operating Costs per pound U3O8 – Gryphon	$14.28 (CAD$19.28)
Operating Costs per pound U3O8 – Phoenix	$22.15 (CAD$29.90)
Pre-Tax IRR(2)	20.4%		34.1%
Pre-Tax NPV(2) at 100%	CAD$513M		CAD$1,420M
Payback Period(3)	~ 3 Years		~ 18 Months

(1)

Net Saskatchewan royalties are included in the Pre-Tax NPV and consist of the following: (a) resource surcharge (3%), (b) basic uranium royalty (5%) and offset by (c) resource credit of (0.75%). The profit from operations is subject to an additional uranium profit royalty, which is treated as an income tax.

(2)	NPV and IRR are calculated to the start of pre-production activities in 2021.
(3)	Payback period is stated as number of years to pay-back from the start of commercial production.

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Additional definition drilling is required to improve the confidence in the existing mineral resources estimated for the Gryphon deposit, and is expected to be completed as the Company advances the project towards the completion of a Pre-Feasibility study (“PFS”). Further details regarding the PEA are provided in Denison’s press release dated April 4, 2016.

Exploration Program

Denison’s share of exploration costs at Wheeler River amounted to $1,731,000 during the first quarter of 2016, compared to $1,710,000 during the same period in 2015. The winter 2016 drilling program was completed in April 2016, with a total of 21,761 metres drilled in 32 holes.

MANAGEMENT’S DISCUSSION & ANALYSIS

•	Gryphon Deposit

The Gryphon Deposit is located approximately three kilometres northwest of the high grade Phoenix uranium deposit and was discovered in 2014. During the winter 2016 program, drill testing within 200 metres north and northwest of the Gryphon deposit returned numerous high-grade intersections within the Basal Pegmatite unit, which has undergone little previous drill testing. Initial high-grade intersections were obtained on Section 5200GP in drill holes WR-633D1 and WR-641.

A further four holes were completed on Section 5200GP, all of which intersected mineralization in excess of 0.1% eU3O8 over 1 meter. As warranted by these results, additional follow-up drilling commenced on adjacent sections, roughly 50 metres along strike to the southwest (Section 5150GP, two holes) and to the northeast (Section 5250GP, two holes). The results from Section 5150GP are highlighted by drill holes WR-651 and WR-646, which intersected 4.2% eU3O8 over 2.8 metres (including 8.2% eU3O8 over 1.4 metres) and 7.1% eU3O8 over 2.0 metres (including 9.3% eU3O8 over 1.5 metres), respectively.

As the drill holes are oriented steeply toward the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths. Denison reports its initial exploration results as radiometric equivalent uranium (“eU3O8”) from a calibrated, total gamma, down-hole probe. Where core recovery permits, all mineralized intersections are sampled and submitted for chemical U3O8 assay at the Saskatchewan Research Council Geoanalytical Laboratories using an ISO/IEC 17025:2005 accredited method for the determination of U3O8 weight %. Chemical U3O8 assay results will be reported as soon as they are received.

The highlights of the winter 2016 drilling program, for the area immediately north and northwest of the Gryphon deposit, are presented below.

Highlights from Section 5150GP and 5200GP at the Gryphon Deposit(1)
Section	Drill Hole	From (m)	To (m)	Length (m)(4)	eU3O8 (%)(1)
5150GP	WR-646(2)	584.6	587.4	2.8	4.2
	(includes)(3)	585.8	587.2	1.4	8.2
	WR-651(2)	669.9	671.9	2.0	7.1
	(includes)(3)	670.2	671.7	1.5	9.3

5200GP	WR-633D1(2)	751.5	754.7	3.2	2.0
	(includes)(3)	753.6	754.6	1.0	5.7
	(and)(2)	757.7	765.3	7.6	1.7
	(includes)(3)	760.3	762.0	1.7	6.3
	(includes)(3)	764.2	765.2	1.0	1.2
	WR-641(2)	721.1	730.3	9.2	3.9
	(includes)(3)	723.7	729.0	5.3	6.7

(1)	eU3O8 is radiometric equivalent uranium from a calibrated total gamma down-hole probe
(2)	Intersection interval is composited above a cut-off grade of 0.1% eU3O8
(3)	Intersection interval is composited above a cut-off grade of 1.0% eU3O8
(4)

As the drill holes are oriented steeply toward the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths

•	Growing Mineralized Footprint of Gryphon

The current resource estimate for the Gryphon deposit, completed in November 2015, includes the A, B and C series lenses - a set of parallel, stacked, elongate lenses that are broadly conformable with the basement geology, and are associated with a significant fault zone (G-Fault) that separates a thin unit of quartzite (Quartz-Pegmatite) from an overlying graphitic pelite (Upper Graphite). The lenses dip moderately to the southeast and plunge moderately to the northeast. The deposit is approximately 450 metres long in the plunge direction and 80 metres wide across the plunge. The deposit is centered at 720 metres below surface and approximately 220 metres below the sub-Athabasca unconformity.

MANAGEMENT’S DISCUSSION & ANALYSIS

The mineralization intersected within the Basal Pegmatite unit during the winter 2016 program is interpreted to represent a series of stacked southeasterly dipping lenses, conformable to the pelitic gneiss sub-units with which they are typically associated and broadly conformable to the Gryphon deposit A, B and C lenses. These lenses have been designated as D series lenses. Reasonable continuity of the mineralized lenses could be interpolated between Section 5200GP and Section 5150GP, which suggests a similar northeast plunge as the Gryphon deposit lenses. Further drilling is still required to test whether these lenses are continuous with the previously identified D series lenses, which were drilled in 2014 and occur approximately 100 metres up plunge to the southwest. The D series lenses are not included in the current resource estimate for the Gryphon deposit, or the Wheeler River PEA.

On Section 5250GP, the northeastern most drill section at Gryphon, the limited drilling completed this winter (two holes) failed to intersect any significant high-grade mineralization within the Basal Pegmatite unit; however, the weak mineralization intersected, as well as the continuation of faulting, hydrothermal alteration and sub-units of graphitic pelitic gneiss, suggest the mineralizing system continues to the northeast and further drilling is warranted on this section and to the northeast. In this regard, the mineralization within the Basal Pegmatite unit is still considered to be open in all directions.

The following figure provides a plan map of the northeast plunging Gryphon deposit mineralized lenses projected up to the simplified basement geology at the sub-Athabasca unconformity and shows the location of mineralized intercepts from the winter 2016 drilling program.

MANAGEMENT’S DISCUSSION & ANALYSIS

•	Exploration Southwest of Gryphon along the K-North Trend

During the 2016 winter program, drill testing for unconformity or basement hosted mineralization has continued to the southwest of the Gryphon deposit, along the K-North trend. During 2015, numerous mineralized intercepts were obtained along this trend over a 1.5 kilometer strike length – including drill hole WR-597 (Section 4000GP), which intersected 4.5% U3O8 over 4.5 metres. The mineralization is located at or proximal to the unconformity and is associated with structurally disrupted, clay altered, and geochemically anomalous sandstone and basement rocks, typical of other Athabasca unconformity deposit settings. A portion of the 2016 winter program focused on testing for additional zones of mineralization at the unconformity along strike of the southernmost hole drilled in 2015, WR-628 (Section 3200GP), which intersected the most significant sandstone alteration and anomalous geochemistry of the 2015 program.

A total of 13 drill holes were completed, commencing on Section 3200GP and continuing along strike to the southwest on sections at 200 metres, 600 metres, 1,000 metres and 1,400 metres respectively. Weak mineralization and/or anomalous radioactivity was intersected in almost every hole, including 0.10 % eU3O8 over 10.4 meters in drill hole WR-634 and 0.11% eU3O8 over 6.1 meters in drill hole WR-655, immediately below the unconformity.

Although no significant high-grade mineralization has been intersected, the favorable alteration and structure along the K-North trend, within the sandstone and basement, indicate further priority drilling is warranted to test targets at the unconformity and within the basement below. The trend remains untested for approximately 3.5 kilometres along strike to the southwest before reaching the K-Central area. Historic drilling from the K-Central area encountered significant alteration and anomalous geochemistry within the sandstone and basement lithologies.

Exploration Pipeline Properties

During the 2016 winter exploration programs, the Company managed or participated in 12 other exploration programs (10 operated by Denison), including 8 drilling programs (6 operated by Denison). Further details are provided in Denison’s press release dated April 21, 2016. Work on these pipeline exploration projects continues to deliver encouraging results. Highlights include the following properties:

Murphy Lake

Murphy Lake is located approximately 30 kilometres northwest from Denison’s 22.5% owned McClean Lake mill and is contiguous with the northwest boundary of the Company’s Waterbury Lake property. Murphy Lake is a joint venture between Denison (68.85% interest) and Eros Resources Inc. (“Eros”) (31.15% interest). Denison is the operator. The 2016 winter program at Murphy Lake was fully funded by Denison as a result of Eros’ decision to dilute its interest. Denison’s share of exploration costs amounted to $777,000 during the first quarter of 2016, compared to $70,000 during the same period in 2015.

A diamond drilling program was completed during the 2016 winter program, as well as ground gravity and DC-IP resistivity surveys. A total of 3,695 metres in 10 drill holes were completed to mainly test high-priority targets identified along strike and on section of MP-15-03, a 2015 drill hole which intersected 0.25% U3O8 over 6.0 metres (270 to 276 metres) in strongly altered sandstones, immediately above the unconformity. Drilling confirmed the continuity of the intense hydrothermal sandstone alteration system, identified in 2015, over a strike length of 850 metres. Weak uranium mineralization was intersected in the sandstone associated with intense hematite and clay alteration in three drill holes (MP-16-08, MP-16-11 and MP-16-17). Drill hole MP-16-08, drilled on section with MP-15-03, identified uranium mineralization associated with a parallel graphitic fault zone approximately 70 metres to the south. Drill holes MP-16-11 and MP-16-17 were both drilled along strike to the west of drill hole MP-15-03 at 200 metres and 100 metres, respectively.

Highlight intersections for the 2016 winter program include 0.13% U3O8 over 14.5 metres (including 0.46% U3O8 over 1.0 metres) in drill hole MP-16-11, and 0.04% U3O8 over 16.0 metres (including 0.13% U3O8 over 0.5 metres) in drill hole MP-16-17. These intersections were obtained between 260 and 280 metres below surface, immediately above the unconformity. As the drill holes dip steeply to the south and the unconformity mineralization is expected to be flat-lying, the true thickness of the mineralization is expected to be approximately 90% of the intersection lengths. Chemical U3O8 assays were obtained by the Saskatchewan Research Council Geoanalytical Laboratories using an ISO/IEC 17025:2005 accredited method for the determination of U3O8 weight %.

Drilling to date has tested approximately 850 metres of total strike length of the mineralized trend. A total of 2.2 kilometres of interpreted strike length remains entirely untested both to the east and west of the mineralized trend. Within the current DC-IP resistivity coverage, which extends 0.8 kilometres east and 1.4 kilometres west of the mineralized zone, several priority targets have been identified for drill testing. The ground gravity survey has produced gravity-low targets, in some cases coincident with DC-IP resistivity targets, as well as delineating potential areas of unconformity offset to the north of the mineralized zone which constitutes a further target area.

MANAGEMENT’S DISCUSSION & ANALYSIS

Crawford Lake and Moon Lake South

Crawford Lake and Moon Lake South are contiguous with Wheeler River and are located approximately 10 kilometres south of Cameco’s Millennium deposit in the southeastern portion of the Athabasca Basin. Crawford Lake is 100% owned by Denison. In January 2016, Denison entered into an earn-in option agreement with CanAlaska on their Moon Lake South property, which allows for Denison to acquire an initial 51% interest by completing exploration expenditures of CAD$200,000 by December 31, 2017 and to increase its interest to 75% with additional spending of CAD$500,000 by December 31, 2020. The option agreement includes provisions for the formation of a joint venture and a 2% net smelter returns (“NSR”) royalty that will be automatically granted if either party’s interest is diluted to below 10%. The NSR royalty may be purchased by the non-diluting party for CAD$500,000. Exploration costs on Crawford Lake amounted to $280,000 during the first quarter of 2016, compared to $934,000 during the same period in 2015. During the three months ended March 31, 2016, exploration costs incurred by Denison on Moon Lake South amounted to $125,000 (CAD$171,000).

At Crawford Lake, a two hole program was designed to test targets on the CR-5 and CR-3 conductive trends. Previous drilling on the CR-3 conductive trend included one historic hole, and one Denison drilled hole in 2015 (CR-15-24), which intersected strong basement alteration and structure associated with graphite-bearing pelitic gneisses. During the 2016 winter program, drill hole CR-16-26, located approximately 800 metres to the northeast of CR-15-24, extended the strike of the graphite-bearing pelitic gneisses and confirmed further strong basement alteration and structure with associated elevated uranium pathfinder elements.

The Moon Lake South property covers the northeasterly extent of the CR-3 conductive trend. A single drill hole, MS-16-01, was completed during the 2016 winter program and intersected 0.102% U3O8 over 0.5 metres at the unconformity and anomalous uranium in the overlying sandstone. This hole is located approximately 1.5 kilometres northeast from CR-16-26.

The drilling results obtained during the 2016 winter programs, including extensive basement alteration and structure on Crawford Lake and uranium mineralization at the unconformity on Moon Lake South, have confirmed the CR-3 conductor to be a highly prospective trend. Further drilling is warranted to evaluate this trend for unconformity and basement hosted uranium mineralization.

Marten

The Marten project is located approximately 30 kilometres southeast of the Cigar Lake mine and is a joint venture between Denison (50% interest) and Japan Oil, Gas and Metals National Corporation (“JOGMEC”) (50% interest). Exploration costs during the first quarter of 2016 amounted to $118,000, compared to $2,000 during the same period in 2015.

Three of the four holes completed, testing DC-IP resistivity targets along an east-west trend, intersected significant structure and alteration. The westernmost hole encountered a significant reverse fault zone at the sub-Athabasca unconformity with 96 metres of vertical offset and associated brecciation and alteration. These features indicate a favorable geological setting for unconformity-related uranium mineralization and suggest follow-up exploration is warranted along this fault zone. Follow-up plans will be finalized upon receipt and interpretation of the geochemical assay and clay alteration data.

Bell Lake

Bell Lake is located along the Athabasca seasonal road, 37 kilometres northwest from Denison’s 22.5% owned McClean Lake mill. Bell Lake is 100% owned by Denison. Exploration costs during the first quarter of 2016 amounted to $458,000, compared to $130,000 during the same period in 2015.

Of the four drill holes completed during the winter, two intersected favourable sandstone structure and alteration, and one intersected significant structure in the basement. Elevated radioactivity was intersected at or immediately above the sub-Athabasca unconformity in all four drill holes. Drilling was reconnaissance in nature and focused on testing EM targets on widely-spaced survey lines. These results, obtained in a new target area with no previous drilling, meet several of the important exploration criteria for unconformity-related uranium mineralization. Interpretation of the results is ongoing and follow-up work will be assessed once geochemical assay and clay alteration data have been received and interpreted.

MANAGEMENT’S DISCUSSION & ANALYSIS

Mann Lake

Mann Lake is located 25 kilometres southwest of the McArthur River mine and is on trend between the Wheeler River project and Cameco’s Read Lake project in the eastern Athabasca Basin. Mann Lake is a joint venture between Denison (30% interest), Cameco (52.5% interest) and ARC (17.5% interest). Cameco is the operator. Exploration costs during the first quarter of 2016 amounted to $146,000, compared to $511,000 during the same period in 2015.

During 2014 and 2015 a significant zone of unconformity mineralization was discovered by Cameco along the Granite Contact “GC” fault over a 600 metre strike length, highlighted by 6.7% U3O8 over 3.9 metres in drill hole MN-066-01 (see Company press release dated February 4, 2015). The winter 2016 drilling program was focused on testing the underexplored southern extent of the GC fault, which is interpreted to extend approximately 2.4 kilometres to the southern property boundary away from the mineralized zone. Two holes were completed at 1.2 kilometers and 2.1 kilometres, respectively, to the south of the existing zone of mineralization and aimed at the extension of the GC fault. The southernmost hole intersected a significant zone of structural disruption and alteration in the sandstone, and indicated an 80 metre vertical offset of the sub-Athabasca unconformity. A follow-up hole, collared approximately 100 metres to the east on section, intersected encouraging sandstone and up-thrown basement rocks including quartzite and structured, graphite-rich pelitic gneisses. The results suggest the optimal unconformity target may be located further to the west, between the two holes completed on the section.

GENERAL AND ADMINISTRATIVE EXPENSES

Total general and administrative expenses were $1,040,000 during the first quarter of 2016, compared to $1,266,000 during the same period in 2015. These costs are mainly comprised of head office salaries and benefits, office costs, audit and regulatory costs, legal fees, investor relations expenses, project costs and all other costs related to operating a public company with listings in Canada and the United States. The decrease in general and administrative expenses during the first quarter of 2016 was primarily a result of a decrease in salaries and benefits and the favourable fluctuation in foreign exchange rates applicable on the translation of Canadian dollar expenses.

FOREIGN EXCHANGE INCOME AND EXPENSE

During the three months ended March 31, 2016, a foreign exchange loss of $1,987,000 was recognized, compared with a foreign exchange income of $143,000 during the same period in 2015. The increase in the foreign exchange loss during the first quarter of 2016 is due primarily to unfavourable fluctuations in foreign exchange rates applicable on the translation of US dollar intercompany debt.

DISCONTINUED OPERATIONS

Sale of African-Based Uranium Interests

In March 2016, Denison announced the execution of the Share Purchase Agreement with GoviEx, in which GoviEx will acquire Denison’s wholly owned subsidiary, Rockgate Capital Corp., which holds all of Denison’s African-based uranium interests (collectively “DML Africa”) in exchange for 56,050,450 shares of GoviEx, plus 22,420,180 common share purchase warrants (“Warrants”) of GoviEx (the “Africa Transaction”). Upon completion of the Africa Transaction, Denison will hold 25% of GoviEx shares outstanding and 28% of GoviEx shares on a fully diluted basis. The Africa Transaction is expected to close on or about May 17, 2016, subject to the receipt of required consents and approvals, as well as the satisfaction of other conditions customary for a transaction of this nature. Upon closing of the Africa Transaction (the “Closing”), DML Africa will be capitalized with a minimum working capital of $700,000.

For so long as Denison holds at least 5% of the issued and outstanding common shares of GoviEx, Denison will have the right to appoint one director to the GoviEx board of directors and will have the right to participate in future GoviEx equity financings in order to maintain its pro-rata ownership.

Each Warrant will be convertible into one common share of GoviEx at a price of $0.15 per share for a period of three years. The Warrants will include an acceleration clause, which will provide that, in the event that the closing price of GoviEx’s common shares on the Canadian Securities Exchange (“CSE”) is equal to or greater than CAD$0.24 per share for a period of 15 consecutive trading days, GoviEx may provide holders of the Warrants with written notice that holders have 30 days to exercise the Warrants on the original terms, failing which the exercise price of the Warrants will be increased to $0.18 per share and the term of the Warrants will be reduced by six months.

As a part of the Africa Transaction, GoviEx will undertake a concurrent equity financing by means of a non-brokered private placement to raise gross proceeds of not less than $2 million, of which Denison will provide the lead order for 25% up to a maximum of $500,000. The private placement is a condition of the Closing and is expected to be completed prior to, or concurrently with, the Closing.

MANAGEMENT’S DISCUSSION & ANALYSIS

Upon the Closing, the asset portfolio of GoviEx will include two permitted uranium development projects, including GoviEx’s Madaouela project in Niger and Denison’s Mutanga project in Zambia. It will also include Denison’s Falea project in Mali and the Dome project in Namibia. Following completion of the transaction, GoviEx will control one of the largest uranium resource bases among publicly listed companies, with combined measured and indicated resources of 124.29 million pounds U3O8, plus inferred resources of 73.11 million pounds U3O8.

The Africa Transaction will provide Denison’s shareholders with partial ownership to the Madaouela project, one of the few permitted and advanced uranium development projects in the world, and the ability to maintain exposure to the assets of DML Africa through its ownership stake in GoviEx.

As a result of the Share Purchase Agreement, the Company has presented the net assets of DML Africa as held-for-sale and, in accordance with IFRS 5, has revised its statement of comprehensive income (loss), consolidated statements of financial position and consolidated statement of cash flows to reflect DML Africa as a discontinued operation.

Operating Expenses

In preparation for the sale transaction of its African portfolio, the Company continued with its objective to maintain its interests in Zambia, Mali and Namibia in good standing during the first quarter of 2016. Operating expenses in Africa during the three months ended March 31, 2016 totaled $56,000, compared to $60,000 during the same period in 2015, consisting mainly of camp costs incurred on the Falea project in Mali.

Exploration Expenditures

Exploration expenses in Africa during the first quarter of 2016 were $47,000, compared to $313,000 during the same period in 2015.

Zambia – Mutanga Project – Exploration expenditures during the three months ended March 31, 2016 were $33,000 and related to personnel costs. Expenditures during the first quarter of 2015 were $58,000 and reflected a relatively inactive quarter due to a rainy season.

Mali – Falea Project – Exploration expenditures of $14,000 incurred during the first quarter of 2016 related to personnel costs. During the first quarter of 2015, expenditures of $252,000 were incurred, mainly relating to an airborne geophysical survey.

Namibia – Dome Project – No significant exploration work was completed on the Dome project during the first quarter of 2016 and 2015. The exploration licences covering the project expired in November 2015 and licence renewal applications were submitted by the Company in September 2015. The licence applications are currently under government review.

General and Administrative Expenses

During the first quarter of 2016, general and administrative expenses totaled $157,000, compared to $197,000 during the same period in 2015, and were mainly comprised of personnel and office expenses.

Foreign Exchange Income and Expense

During the three months ended March 31, 2016, a foreign exchange loss of $4,922,000 was recognized, compared with $6,652,000 during the same period in 2015. The losses are due primarily to fluctuations in foreign exchange rates impacting the revaluation of US dollar intercompany debt for the Company’s African related operations.

Sale of Mongolian Mining Division

In December 2015, Denison announced the closing of the sale of its interest in the Gurvan Saihan joint venture (“GSJV”) to Uranium Industry a.s. (“Uranium Industry”), of the Czech Republic, pursuant to an amended and restated share purchase agreement entered into on November 25, 2015 (the “GSJV Agreement”). The sale to Uranium Industry represented the culmination of Denison’s efforts to review strategic alternatives for the divesture of its interests in Mongolia. Under the terms of the GSJV Agreement, Denison received $1.25 million in initial payments during 2015, prior to the closing of the sale, and has the right to receive additional proceeds of up to $12.0 million, for total consideration of $13.25 million. The GSJV Agreement provided for the sale of all of the shares of Denison Mines (Mongolia) Ltd. (“DMM”) to Uranium Industry. DMM held an 85% interest in the GSJV, with Mon-Atom LLC holding the remaining 15% interest.

MANAGEMENT’S DISCUSSION & ANALYSIS

The additional proceeds, of up to $12 million, are payable to Denison as follows:

•	$5.0 million within 60 days of the issuance of a mining licence for an area covered by any of the exploration licences held by the GSJV (the “First Project”);

•	$5.0 million within 60 days of the issuance of a mining licence for an area covered by any of the other exploration licences held by the GSJV (the “Second Project”);

•	$1.0 million within 365 days following the production of an aggregate of 1,000 pounds U3O8 from the operation of the First Project; and

•	$1.0 million within 365 days following the production of an aggregate of 1,000 pounds U3O8 from the operation of the Second Project.

On December 2, 2015, Uranium Industry submitted applications for mining licences for all four projects to the Mongolian government. On January 5, 2016, the Company received copies of mining application acknowledgement receipts issued by the Mongolian government, for all four projects, as part of the completeness review component of the mining licence issuance process. No decision has been made on the mining licences as at May 4, 2016.

No costs were incurred during the three months ended March 31, 2016, relating to the discontinued operations of the Mongolian mining division.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $6,179,000 at March 31, 2016 compared with $5,367,000 at December 31, 2015. At March 31, 2016, the company also held investments in GICs of $7,785,000, which are categorized as short term investments on the balance sheet. At December 31, 2015, the company held $7,282,000 in short term investments.

The increase in cash and cash equivalents of $473,000 was due to net cash provided by operating activities of $1,244,000 and a net foreign exchange gain of $339,000 on the translation of currency balances at period end, partly offset by net cash used in investing activities of $655,000 and net cash used in financing activities of $116,000.

Net cash provided by operating activities of $1,244,000 during the first quarter of 2016 is comprised of a net loss for the period that was offset by adjustments for non-cash items and an increase in the change in working capital items.

Net cash used in investing activities of $655,000 consists primarily of cash used to acquire property, plant and equipment of $215,000 and an increase of $464,000 in restricted cash and investments primary due to funding of the Elliot Lake reclamation trust fund.

Net cash used in financing activities of $116,000 is related to debt obligation payments during the period.

As at March 31, 2016, the Company has spent CAD$7,450,000 toward its obligation to spend CAD$15 million on eligible Canadian exploration expenses under the flow-through share financing completed in May 2015. The remaining balance of CAD$7,550,000 is expected to be spent by December 31, 2016.

The Company holds the large majority of its cash, cash equivalents, and investments in Canadian dollars. As at March 31, 2016, the Company’s cash, cash equivalents and current investments amount to CAD$18.1 million.

Revolving Term Credit Facility

On January 27, 2016, the Company entered into an agreement with the Bank of Nova Scotia to amend the terms of a revolving term credit facility entered into in 2015 and to extend the maturity date to January 31, 2017 (“2016 Credit Facility”). Under the amended agreement, the Company has access to letters of credit of up to CAD$24,000,000. Use of the facility remains restricted to non-financial letters of credit in support of reclamation obligations.

The agreement contains a covenant to maintain a level of tangible net worth greater than or equal to the sum of $150,000,000 and a covenant to maintain a minimum balance of cash and cash equivalents of CAD$5,000,000 on deposit with the Bank of Nova Scotia. As security for the amended facility, Denison has provided an unlimited full recourse guarantee and a pledge of all of the shares of Denison Mines Inc. (“DMI”). DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. The 2016 Credit Facility is also subject to letter of credit and standby fees of 2.40% and 0.75%, respectively.

MANAGEMENT’S DISCUSSION & ANALYSIS

Going Concern Assumption

At March 31, 2016, the Company had sufficient liquidity on hand to fund its planned operations for the fiscal 2016 year. However, in the absence of additional funding, the Company anticipates that it will become non-compliant with the minimum cash covenant requirement of its 2016 Credit Facility, which casts substantial doubt upon the Company’s ability to realize its assets and discharge its liabilities in the normal course of business, and accordingly, the appropriateness of the use of accounting principles applicable to a going concern. In order to both fund operations and maintain rights under existing agreements, the Company must secure sufficient future funding. The Company is actively pursuing access to different sources of funding and while it has been successful in the past in obtaining financing for its activities, there is no assurance that it will be able to obtain adequate financing in the future.

Reclamation Sites

Elliot Lake – Spending on restoration activities at the Elliot Lake sites is funded from monies in the Elliot Lake reclamation trust fund. At March 31, 2016, the amount of restricted cash and investments relating to the Elliot Lake reclamation trust fund was $2,664,000.

McClean Lake and Midwest – Under the Mineral Industry Environmental Protection Regulations, 1996, the Company is required to provide its pro-rata share of financial assurances to the Province. The Company has in place irrevocable standby letters of credit from The Bank of Nova Scotia in favour of Saskatchewan’s Ministry of Environment, totaling CAD$9,698,000 which relate to a previously filed reclamation plan. At the end of February 2016, the Company received a letter of acceptance from the applicable regulatory authorities that the updated plan submitted in January 2016 was approved. Under the approved plan, the Company is required to increase its financial assurance to the Province from the current amount of CAD$9,698,000 to CAD$24,134,000. The increased financial assurance will be provided during the second quarter of 2016 and will require the Company to fully utilize its 2016 Credit Facility plus commit some cash and cash equivalents as collateral.

Contractual Obligations and Contingencies

As a part of the Africa Transaction, Denison has agreed to provide the lead order for a concurrent equity financing up to a maximum of $500,000. The equity financing is a condition of the Closing and is expected to be completed prior to, or concurrently with, the Closing. Upon Closing, DML Africa will be capitalized with a minimum working capital of $700,000.

TRANSACTIONS WITH RELATED PARTIES

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company receives the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CAD$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value in excess of CAD$100,000,000; and c) a fee, at the discretion of the Board of Directors of UPC, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the purchase or sale of uranium).

The management services agreement expired on March 31, 2016. A new three year agreement was entered into effective April 1, 2016 (“New UPC Agreement”). Under the New UPC Agreement, Denison will receive the following fees from UPC: a) a base fee of CAD$400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of CAD$100,000,000 and up to and including CAD$500,000,000, and (ii) 0.2% per annum of UPC’s total assets in excess of CAD$500,000,000; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6, or gross interest fees payable to UPC in connection with any uranium loan arrangements.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following fees were received from UPC for the periods noted:

	Three Months Ended
	March 31,	March 31,
(in thousands)	2016	2015
Revenue
Management fees	$373	$462
Commissions	—	22

	$373	$484

At March 31, 2016, accounts receivable includes $128,000 (December 31, 2015: $157,000) due from UPC with respect to the fees and transactions discussed above.

Korea Electric Power Corporation (“KEPCO”)

In 2009, Denison entered into a strategic relationship agreement with its largest shareholder, KEPCO. Pursuant to the strategic relationship agreement, KEPCO is entitled to subscribe for additional common shares in Denison’s future share offerings. The strategic relationship agreement also provides KEPCO with a right of first opportunity if Denison intends to sell any of its substantial assets, a right to participate in certain purchases of substantial assets which Denison proposes to acquire and a right to nominate one director to Denison’s Board, so long as its share interest in Denison is above 5.0%. As at March 31, 2016, KEPCO holds 58,284,000 shares of Denison representing a share interest of 11.2%.

Other

All services and transactions with related parties were made on terms equivalent to those that prevail with arm’s length transactions. Investor relations, administrative service fees and other expenses of $18,000 were incurred during the three months ended March 31, 2016 (March 31, 2015: $14,000) with Namdo Management Services Ltd, which shares a common director with Denison. These services were incurred in the normal course of operating a public company. At March 31, 2015, an amount of $nil (December 31, 2015: $nil) was due to this company.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended
	March 31,	March 31,
(in thousands)	2016	2015
Salaries and short-term employee benefits	$277	$485
Share-based compensation	53	117

	$330	$602

CORPORATE UPDATE

On January 1, 2016, Denison appointed Mr. Dale Verran to the position of Vice President, Exploration. Prior to this appointment, Mr. Verran served as Denison’s Technical Director, Exploration.

In February 2016, Mr. Joo Soo Park, KEPCO’s representative on the board, resigned as Director of the Company and was replaced by Mr. Hyung Mun Bae.

MANAGEMENT’S DISCUSSION & ANALYSIS

SUBSEQUENT EVENT: FLOW-THROUGH COMMON SHARES OFFERING

On May 3, 2016 the Company announced that it has entered into an agreement for a private placement of 12,200,000 flow-through common shares at a price of CAD$0.82 per share, for gross proceeds of CAD$10,004,000. The Company has granted the underwriters an option to offer for sale up to an additional 20% of flow-through shares, at the same price. The closing of the offering is expected to occur on or about May 20, 2016 and is subject to the completion of formal documentation and receipt of regulatory approvals. The income tax benefits related to this issue are to be renounced to subscribers no later than December 31, 2016.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

OUTSTANDING SHARE DATA

At May 4, 2016, there were 518,438,669 common shares issued and outstanding, and stock options outstanding for 7,827,264 Denison common shares, for a total of 526,265,933 common shares on a fully-diluted basis.

OUTLOOK FOR 2016

The Company has completed a successful winter exploration program in Canada and plans to follow up with a summer exploration program on certain high priority projects. Following the results of the PEA on the Wheeler River project, the Company also plans on initiating a Pre-Feasibility Study during the remainder of the year. At the end of the first quarter of 2016, the Company’s exploration, development and operation plans for the year remain unchanged.

(in thousands)	2016 BUDGET	Actual to March 31, 2016
Canada (1)
Toll Milling Revenue & Mineral Sales	$5,440	$1,190
Development & Operations	(2,400)	(310)
Mineral Property Exploration & Evaluation	(13,000)	(4,710)

	(9,960)	(3,830)
Africa
Zambia, Mali and Namibia	(1,290)	(310)

	(1,290)	(310)
Other (1)
UPC Management Services	1,530	250
DES Environmental Services	920	330
Corporate Administration & Other	(4,250)	(1,040)

	(1,800)	(460)

Total	$(13,050)	$(4,600)

(1)	Budget figures have been converted using a US$ to CAD$ exchange rate of 1.30.
(2)	The Company budgets on a cash basis. As a result, actual amounts represent a non-GAAP measure and exclude non-cash depreciation and amortization amounts of $856,000.

MANAGEMENT’S DISCUSSION & ANALYSIS

CANADA

Toll Milling Revenue & Mineral Sales

The McClean Lake mill is operated by ARC and is currently licensed for annual production of 13 million pounds U3O8. ARC is engaged in the permitting process necessary to increase the licensed annual capacity of the mill up to 24 million pounds U3O8. The expansion of the McClean Lake mill from an annual production capacity of 13 million pounds U3O8 to 24 million pounds U3O8 is in progress and remains fully funded by the CLJV. Key construction milestones for 2016 will include the completion of the new solvent extraction circuit and the tailings neutralization circuit.

Provided regulatory approvals are secured to increase the annual licence limit, the McClean Lake mill is expected to produce 16 million pounds U3O8 during 2016. Production is expected to be 100% from Cigar Lake ore during the year. Denison’s share of revenue from toll milling of the Cigar Lake ore and the sale of approximately 25,000 pounds U3O8, currently held by Denison in inventory, is budgeted to be $5.4 million (CAD$7.1 million).

Development & Operations

In 2016, Denison’s share of operating and capital expenditures at McClean Lake and Midwest are budgeted to be $1.6 million (CAD$2.1 million). Operating expenditures include $797,000 (CAD$1.04 million) in respect of Denison’s share of the planned 2016 budget for the Surface Access Borehole Resource Extraction (“SABRE”) program. The SABRE program is operated by ARC, as part of the McClean Lake joint venture, and has a total budget for 2016 of up to CAD$4.6 million. The 2016 SABRE program is expected to study the economic and technical potential associated with further design and process improvements targeted at increasing the rate of mine production.

Reclamation expenditures at Elliot Lake are budgeted to be $665,000 (CAD$864,000).

Mineral Property Exploration & Evaluation

The 2016 budget for the Canadian exploration program, inclusive of the evaluation work planned for Wheeler River, is budgeted to be CAD$24.6 million (Denison’s share, CAD$16.9 million). Denison’s exploration expenditures are largely being funded by the proceeds from the Company’s flow-through share offering completed in May 2015, which raised CAD$15 million.

Wheeler River - Evaluation

In April 2016, the Company announced the results of the PEA studying the economic potential of co-developing the Gryphon and Phoenix deposits. As a result of the positive economics in the PEA, the Company has developed a plan to commence work on a Pre-Feasibility Study and environmental assessment work with an approximate budget for 2016 of CAD$2.6 million (Denison’s share, CAD$1.6 million).

Wheeler River – Exploration

Exploration drilling is planned at Wheeler River, along with geophysical surveys, at a total cost of CAD$10.0 million (Denison’s share, CAD$6.0 million). The winter drilling program was completed in April 2016, while geophysical surveys remain underway. Work continues on the development of a 25,000 metre summer drilling program, which will largely focus on testing for further mineralization in the Basal Pegmatite unit immediately northwest and west of the Gryphon deposit. Step-out drill testing will also continue southwest along the K-North trend as follow-up to the results of the winter program and to evaluate DC-IP resistivity targets along this trend.

Other High Priority Properties – Exploration

Other high priority properties include the Murphy Lake, Crawford Lake and Waterbury Lake properties. At Murphy Lake, a winter drill program was completed in April 2016. This summer, 1,650 metres of drilling is planned for Crawford Lake and 2,500 metres of drilling is planned for Waterbury Lake. In addition, geochemical surveying, ground geophysical surveying and summer drill programs (approximately 2,700 metres) are expected to be carried out, where exploration is warranted, on other properties operated by Denison.

Winter drill programs for Denison’s non-operated joint venture projects were completed in April 2016 for Mann Lake and Wolly. A summer drill program of 2,500 metres is planned for McClean Lake. The Mann Lake project is operated by Cameco, and the Wolly and McClean Lake projects are operated by ARC.

MANAGEMENT’S DISCUSSION & ANALYSIS

AFRICA

In March 2016, Denison announced an agreement to sell its African assets to GoviEx pursuant to the terms of the Africa Transaction. The Africa Transaction is subject to closing conditions and is expected to close on or about May 17, 2016. The current outlook reflects the activities originally planned for Africa in 2016, which were designed to keep the Company’s interests, in Zambia, Mali and Namibia, in good standing and to continue community aid programs. As a part of the Africa Transaction, Denison has agreed to provide the lead order for a concurrent equity financing up to a maximum of $500,000. The equity financing is not reflected in the Outlook and is a condition of the Closing.

MANAGEMENT AND ENVIRONMENTAL SERVICES

Net management fees earned during 2016 from UPC are budgeted at $1.5 million (CAD$1.95 million).

Revenue from operations at DES during 2016 is budgeted to be $7.2 million (CAD$9.4 million) and operating and overhead expenses are budgeted to be $6.1 million (CAD$7.9 million). Capital expenditures at DES are budgeted to be $230,000 (CAD$300,000).

CORPORATE ADMINISTRATION AND OTHER

Corporate administration expenses are budgeted to be $3.85 million (CAD$5.0 million) in 2016 and include all head office salaries and benefits, office costs, audit and regulatory costs, legal fees, investor relations expenses and all other costs related to operating a public company with listings in Canada and the United States.

Letter of credit and standby fees relating to the 2016 Credit Facility are budgeted to be $400,000 (CAD$520,000).

CONTROLS AND PROCEDURES

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There has not been any change in the Company’s internal control over financial reporting that occurred during the three months ended March 31, 2016 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

QUALIFIED PERSON

The disclosure regarding the PEA was reviewed and approved by Peter Longo, P. Eng, MBA, PMP, Denison’s Vice-President, Project Development, who is a Qualified Person in accordance with the requirements of NI 43-101. The balance of the disclosure of scientific and technical information regarding Denison’s properties in the MD&A was prepared by or reviewed and approved by Dale Verran, MSc, Pr.Sci.Nat., the Company’s Vice President, Exploration, a Qualified Person in accordance with the requirements of NI 43-101. For a description of the data verification, assay procedures and the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 24, 2016 available under Denison’s profile on SEDAR at www.sedar.com, and its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

MANAGEMENT’S DISCUSSION & ANALYSIS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

In particular, this MD&A contains forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; including the potential for receipt of any contingent payments; use of proceeds of financing activities; the estimates of Denison’s mineral reserves and mineral resources; the results of the PEA and expectations regarding further studies; expectations regarding the toll milling of Cigar Lake ores; expectations regarding revenues and expenditure from operations at DES; capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison’s share of same; expectations of market prices and costs; supply and demand for uranium; exploration, development and expansion plans and objectives; and statements regarding anticipated budgets, fees and expenditures expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; receipt of regulatory approvals, permits and licences under governmental regulatory regimes; and Denison’s preparation for and ability to complete a spin-out or disposal transaction of its African interests. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 24, 2016 under the heading “Risk Factors”. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this MD&A. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This MD&A may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.